

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 17, 2008

Mr. Mark Katsumata
Vice President Finance
Denison Mines Corp
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Canada

      Re: **Denison Mines Corp**
             Form 40-F for Fiscal Year Ended December 31, 2006
             Filed March 30, 2007
             File No: 001-33414

Dear Mr. Mark Katsumata

      We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                    Sincerely,

                    Jill Davis
                    Branch Chief